Filed Pursuant to Rule Number 424(b)(3)
Registration No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
SUPPLEMENT NO. 9, DATED JANUARY 17, 2012,
TO THE PROSPECTUS, DATED AUGUST 15, 2011

This prospectus supplement (this “Supplement No. 9”) is part of the prospectus of American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”, “we”, “our” or “us”), dated August 15, 2011 (the “Prospectus”), as supplemented by Supplement No. 7, dated January 5, 2012 (“Supplement No. 7”) and Supplement No. 8, dated January 13, 2012 (“Supplement No. 8”). This Supplement No. 9 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 7 and Supplement No. 8, and should be read in conjunction with the Prospectus, Supplement No. 7 and Supplement No. 8. This Supplement No. 9 will be delivered with the Prospectus, Supplement No. 7 and Supplement No. 8.

The purpose of this Supplement No. 9 is to update the disclosure relating to the manner of payment of the asset management fees paid by the Company to the advisor.

Prospectus Summary

The following disclosure replaces in its entirety the disclosure on page 17 of the Prospectus under the “Determination of Amount” column for the Asset Management Fee, in the section entitled “Prospectus Summary – What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?”

“We will pay American Realty Capital Advisors II, LLC or its assignees a monthly fee equal to one-twelfth of 1.0% of the monthly average of our daily NAV. Such fee will be payable, at the discretion of our board of directors, in cash, common stock or restricted stock grants or any combination thereof. We will allocate these fees between the retail shares and institutional shares based on the relative NAV of each class.The asset management fee will be reduced to the extent that FFO, as adjusted, during the six months ending on the last day of the calendar quarter immediately preceding the date that such asset management fee is payable, is less than the distributions declared with respect to such six month period. For purposes of this determination, “FFO” means funds from operations, consistent with NAREIT’s definition of FFO, and FFO, as adjusted, is FFO adjusted to (i) include acquisition fees and related expenses which is deducted in computing FFO; and (ii) include non-cash restricted stock grant amortization, if any, which is deducted in computing FFO.”

Management Compensation

The following disclosure replaces in its entirety the disclosure on page 95 of the Prospectus under the “Determination of Amount” column for the Asset Management Fee, in the section entitled “Management Compensation.”

“We will pay American Realty Capital Advisors II, LLC or its assignees a monthly fee equal to one-twelfth of 1.0% of the monthly average of our daily NAV. Such fee will be payable, at the discretion of our board of directors, in cash, common stock or restricted stock grants or any combination thereof. We will allocate these fees between the retail shares and institutional shares based on the relative NAV of each class.The asset management fee will be reduced to the extent that FFO, as adjusted, during the six months ending on the last day of the calendar quarter immediately preceding the date that such asset management fee is payable, is less than the distributions declared with respect to such six month period. For purposes of this determination, “FFO” means funds from operations, consistent with NAREIT’s definition of FFO, and FFO, as adjusted, is FFO adjusted to (i) include acquisition fees and related expenses which is deducted in computing FFO; and (ii) include non-cash restricted stock grant amortization, if any, which is deducted in computing FFO.”